August 15, 2005



Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

         Re:      Five Star Products, Inc.
                  Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005 Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 16, 2005 File No. 0-25869

Dear Mr. Cash:

As requested in the letter (the "Comment Letter") dated August 8, 2005, from you to Greg Golkov, Chief Financial Officer of the Company, setting forth the comments of the Staff of the Securities and Exchange Commission (the "Commission") on Forms 10-K for the fiscal year ended December 31, 2004 filed March 31, 2005, and Form 10-Q for the quarter ended March 31, 2005, filed May 16, 2005, the numbers below correspond to the numbers set forth in the Comment Letter.

1. The Company hereby confirms that we have included all costs incurred on our behalf by our parent, primarily involving insurance, legal and other professional expenses, in our historical statements as required by SAB Topic 1B:1.

2. The Company has revised its "Application of Critical Accounting Policies" disclosure to respond to your comment. As disclosed in the second paragraph on page 13 of the Company's Form 10-Q for the quarter ended June 30, 2005 filed August 12, 2005:

         Among the significant judgments made by management in the preparation of the Company's financial statements are the determination of the allowance for doubtful accounts and adjustments of inventory valuations. These adjustments are made each quarter in the ordinary course of accounting. As the Company carries finished goods which turn over several times a year, the Company does not record a reserve for inventory obsolescence. The Company expenses defective finished goods in the period the defect is discovered.



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3.      The Company's increase in accounts receivable is primarily the result of: (i) the Company offering extended credit terms to customers who placed orders during the Company's annual first quarter trade shows and
        (ii) the cyclical nature of the do-it-yourself industry, whereas during the first quarter of the fiscal year retail sales are often sluggish and customers are slower to pay than during the remainder of the fiscal year. The Company has subsequently collected the majority of its accounts receivable from March 31, 2005 and as of June 30, 2005 has reduced its accounts receivable balance by $1.8 million from March 31, 2005. The Company has revised its Liquidity and Capital Resources section disclosure to respond to your comment. As disclosed in the fourth paragraph on page 11 of the Company's Form 10-Q for the quarter ended June 30, 2005 filed August 12, 2005:

         The increase in accounts receivable, which caused a decrease in operating cash flows, is primarily the result of: (i) the Company offering extended credit terms to customers who placed orders during the Company's annual first quarter trade shows and (ii) the cyclical nature of the do-it-yourself industry, whereas during the first quarter of the fiscal year retail sales are often sluggish and customers are slower to pay. The decrease in accounts payable and accrued expenses, which caused a decrease in operating cash flows, is primarily a result of payments made to the Company's trade vendors. The decrease in inventory, which caused an increase in operating cash flows, is the result of the Company selling through its inventory, while minimizing the level of new purchases. The increase in short-tem borrowings, which caused an increase in financing cash flows, is the result of the Company borrowing under its Loan and Security Agreement to finance the shortfall in operating cash flows.

4. The Company has revised its Controls and Procedures disclosure to respond to your comment. As disclosed in Item 4a on page 14 of the Company's Form 10-Q for the quarter ended June 30, 2005 filed August 12, 2005:

         a. Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 240.13a-15(e) or 15d-15(e) as of the end of period covered by the report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's current disclosure controls and procedures are effective as of the evaluation date, providing them with material timely information relating to the Company required to be disclosed in the reports the Company files or submits under the Exchange Act. The Chief Executive Officer and Chief Financial Officer have also concluded that the Company's current disclosure controls and procedures are designed, and are effective as of the evaluation date, to give reasonable assurance that the information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

In response to the Comment Letter dated August 8, 2005 and with respect to all other SEC filings, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                  Very truly yours,



                                                  Greg Golkov
                                                  Chief Financial Officer